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                                                                 Exhibit (a)(12)


BOSCH SECURITY SYSTEMS COMPLETES TENDER OFFER FOR SHARES OF DETECTION SYSTEMS

Broadview, IL, -- January 22 /PRNewswire/ -- Bosch Security Systems Corporation announced today that it has accepted for payment 6,214,579 shares of common stock of Detection Systems, Inc., (Nasdaq: DETC) at $18.00 per share, in accordance with Bosch's tender offer for all outstanding shares of the company. This represents approximately 92.2% of the outstanding shares of Detection Systems. The tender offer expired at midnight, Eastern Standard Time (EST) on Friday, January 19, 2001.

Bosch Security Systems intends to merge into Detection Systems in accordance with New York's short form merger provisions. As a result of the merger, Detection Systems will become a direct, wholly owned subsidiary of Robert Bosch GmbH. Each remaining outstanding share of Detection Systems will be converted, subject to the exercise of appraisal rights, if any, into the right to receive $18.00 in cash, without interest.

Bosch Security Systems is a wholly owned subsidiary of Robert Bosch GmbH.


SOURCE: Bosch Security Systems Corporation

CONTACT: Becky MacDonald of Robert Bosch Corporation, 248-553-1393